FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 11, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

Wimm-Bill-Dann Foods OJSC Appoints Financial Advisor

_______________________________________________________

Press Release

Moscow, 10 February 2003. Wimm-Bill-Dann Foods OJSC (“Wimm-Bill-Dann” — NYSE: WBD) today announced that it had appointed an international investment bank as its financial advisor in order to explore opportunities in the international debt capital markets. Wimm-Bill-Dann said that provided conditions were favourable it would consider a bond offering before the end of this year.

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For further enquiries contact:

Kira Kirioukhina,

Wimm-Bill-Dann Foods OJSC

16 Yauzsky Boulevard, Moscow, Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

E-mail: kira@wbd.ru

www.wbd.com

Marina Boughton

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

E-mail: mboughton@sharedvalue.net

These materials are not an offer for sale of any securities of Wimm-Bill-Dann OJSC in the United States.  Any securities offered by Wimm-Bill-Dann OJSC in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 22 manufacturing facilities in 18 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: /s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:       February 11, 2003